Nasdaq Regulation



Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

May 15, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on May 15, 2026, The Nasdaq Stock Market (the "Exchange") received from Exyn Technologies, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Common stock, par value $0.0001 per share

Warrants, each warrant exercisable for one share of common stock at an

exercise price of $9.69

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,

Eun Ah Choi